UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Eric R. Smith

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,637
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,495,637
	10	SHARED DISPOSITIVE POWER 124,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 9 to Schedule 13D amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020, Amendment No. 5 filed on July 22, 2020, Amendment No. 6 filed on August 3, 2020, Amendment No. 7 filed on September 25, 2020 and Amendment No. 8 filed on October 20, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Person is soliciting shareholders’ consents (the “Consent Solicitation”) to (i) reconstitute the Issuer’s Board of Directors (the “Board”) by removing John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Dennis J. Shaughnessy, and Morton F. Zifferer, Jr. (collectively, the “Subject Directors”) and replacing them with four highly qualified, independent director candidates — J. Timothy Bryan, John Diercksen, Emily Kellum (Kelly) Boss and Kathleen McLean (the “Nominees”) and (ii) amend the Issuer’s Sixth Amended and Restated By-Laws (the “Bylaws”) to (a) repeal any provision adopted after August 7, 2020 without the approval of shareholders and (b) reduce the percentage of shareholders required to call a special meeting to 25% of the aggregate number of votes held by the shares of stock of all classes then outstanding and entitled to vote at a special meeting (which was the standard prior to the Subject Directors and other compliant Board members further entrenching themselves by recently amending the Bylaws without shareholder approval to increase the threshold to 50%).

On October 30, 2020, the Reporting Person issued a public letter (the “Letter”) to the Board regarding his ongoing good faith efforts to reach an amicable and constructive resolution to the Consent Solicitation through communications with Mr. Gaffney and Sandip Mukerjee, the President and Chief Executive Officer of the Issuer. As noted in the Letter:

•	On October 12, 2020, the Reporting Person received an unrealistic proposal from Mr. Mukerjee that would have maintained the status quo with respect to the composition of the Board. The Reporting Person promptly responded with a fair counter-proposal.

•	The Reporting Person did not receive a response from the Issuer regarding his counter-proposal for eleven days. During this time Mr. Gaffney ignored the Reporting Person’s requests for a counter proposal and instead requested that the Issuer’s expensive and unnecessary director search firm have access to the fully-independent Nominees – this after the Board had previously rejected the Nominees.

•	Once the Reporting Person finally received a reply from the Issuer, the incumbent directors replied that the Issuer would not agree to a settlement framework until the nominating committee speaks to the independent Nominees. This reply wholly ignored key aspects of the Reporting Person’s proposal, such as the need for the Subject Directors who have lost the support of shareholders to resign, the adoption of a policy to permit greater shareholder involvement in director nominations and to undo the Bylaw amendment that increased the vote requirement to call a special meeting from 25% to 50%.

•	Next, the directors doubled down on their contrived approach by individually contacting the independent Nominees prior to responding to the Reporting Person’s counter-proposal. Actions such as this cause the Reporting Person to question whether the directors were ever acting in good faith to reach a constructive resolution in the first place.

•	The Reporting Person supports a board refreshment process, but not one that needlessly spends shareholder money when highly-qualified, independent candidates have already been identified at no cost to investors. Nor can the Reporting Person condone a governance process being appropriated by a Nominating Committee comprised of directors who face significant shareholder opposition.

•	The Consent Solicitation is not about gaining “control” of the board without a premium. There’s no reason a premium would ever be paid for a majority of board seats that are ultimately selected via the free will of the Issuer’s shareholders through the democratic processes laid out in the Bylaws.

•	The Nominees are independent of the Reporting Person and, if elected, will owe fiduciary duties and otherwise be accountable to all shareholders.

•	The goal of the Consent Solicitation is to install the right individuals with relevant experience who can implement the most effective operational and strategic plan to create the highest probability of successful long-term performance of the Issuer.

The Reporting Person also notes in the Letter that the Issuer announced the sale of its retail business on October 29, 2020 and his expectation that the Issuer will file the definitive Inventory Purchase Agreement no later than Tuesday, November 3, 2020 for the benefit of all shareholders and to promote transparency. The foregoing is qualified in its entirety by reference to the Letter, the body of which is incorporated herein and attached hereto as Exhibit 99.1.

The Reporting Person may decide to issue an additional letter further describing failures of the Issuer, as a means of continuing to inform fellow shareholders of the urgent need for change at the Issuer.

The Reporting Person intends to continue to engage in discussions with the Issuer’s Board and management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit 99.1	Letter to the Board of Directors of the Issuer, dated October 30, 2020.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 30, 2020

/s/ Robert B. Barnhill, Jr.